SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE  13G
                               (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(b) (c), AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 10)*

                       Granite State Bankshares, Inc.
                              (Name of Issuer)

                   Common Stock Par Value $1.00 Per Share
                       (Title of Class of Securities)

                                 387472-10-3
                               (CUSIP Number)

                              December 31, 2002
           (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]   Rule 13d-1 (b)
[ ]   Rule 13d-1 (c)
[X]   Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  387472-10-3

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Granite State Bankshares, Inc.
      Employee Stock Ownership Plan
      I.R.S. ID No. 02-0399222

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                 a)                (      )
                 b)                (      )

3)    SEC USE ONLY

4)    CITIZENSHIP OR PLACE OF ORGANIZATION
      New Hampshire Chartered Commercial Bank's employee stock benefit plan organized in New Hampshire.

                 5) SOLE VOTING POWER
NUMBER OF                   -0-
SHARES
BENEFICIALLY     6)     SHARED VOTING POWER
OWNED BY                    366,944
EACH
REPORTING        7)     SOLE DISPOSITIVE POWER
PERSON                      300,097
WITH:
                 8)     SHARED DISPOSITIVE POWER
                             66,847

9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            366,944

10)   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES (See Instructions)
                 (       )

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 7.02% of 5,229,151 shares of Common Stock outstanding as of December 31, 2002

12)   TYPE OF REPORTING PERSON (See Instructions)
                 EP


                       Granite State Bankshares, Inc.
                        Employee Stock Ownership Plan

                                SCHEDULE 13G

Item  1 (a)    Name of Issuer:
               Granite State Bankshares, Inc.

Item 1  (b) Address of Issuer's Principal Executive Offices:
            122 West Street
            Keene, New Hampshire 03431

Item 2  (a) Name of Person Filing:
            Granite State Bankshares, Inc.
            Employee Stock Ownership Plan
            Trustee:  Granite State Bankshares, Inc.
                      Board of Directors
                      122 West Street
                      Keene, New Hampshire 03431

Item 2  (b) Address of Principal Business Offices:
            122 West Street
            Keene, New Hampshire 03431

Item 2  (c) Citizenship:
            New Hampshire chartered commercial bank's employee stock benefit plan organized in New Hampshire.

Item  2 (d) Title of Class of Securities:
            Common Stock par value $1.00 per share

Item 2  (e) CUSIP Number:  387472-10-3

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 2002, the reporting person beneficially owned 366,944 shares of the issuer. This number of shares represents 7.02% of the common stock, par value $1.00, of the issuer, based upon 5,229,151 shares of such common stock outstanding as of December 31, 2002. As of December
        31, 2002, the reporting person has sole power to vote or to direct the vote of none of the shares and shares voting power over 366,944 shares. The reporting person has the sole power to dispose or direct the disposition of 300,097 shares of common stock and the shared power to dispose or direct the disposition of 66,847 shares of common stock.

Item 5  Not applicable.

Item 6  Not applicable.

Item 7  Not applicable.

Item 8 The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9  Not applicable.

Item 10 Certification.

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        February 7, 2003
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        (Date)


        /s/ Charles W. Smith
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        Charles W. Smith
        (Signature)


        Charles W. Smith / ESOP Committee Member
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        (Name/Title)